Exhibit 99.5

Announcement

Cable & Wireless announces the proposed sale of its stake in MobileOne Limited to TM International Sdn Bhd (a wholly owned subsidiary of Telekom Malaysia Berhad) and Khazanah Nasional Berhad

Cable and Wireless plc (“Cable & Wireless”) announces today, 17 August 2005, that its subsidiary Great Eastern Telecommunications Limited (“GET”) has signed a conditional agreement for the sale of its entire shareholding in MobileOne Limited (“M1”) representing approximately 12.1% of the issued and paid up capital of M1. GET is a joint venture between Cable & Wireless (51%) and PCCW Limited (49%).

The purchaser is SunShare Investments Ltd (the “Purchaser”), a joint venture between TM International Sdn Bhd (a wholly owned subsidiary of Telekom Malaysia Berhad) and Khazanah Nasional Berhad.

Completion is conditional upon the Purchaser obtaining approval for the acquisition of the stake in M1 from The Infocomm Development Authority of Singapore, which is anticipated by the end of September.

The consideration will be S$2.20 per share being S$260.8 million in total (£87 million at the closing exchange rate on 16 August 2005) of which Cable & Wireless is entitled to £44.4 million through its 51% holding in GET.

JPMorgan Cazenove acted as financial adviser to Cable & Wireless on this transaction.

Contacts:

Investor Relations:
Louise Breen
Director, Investor Relations
Tel: +44 (0)20 7315 4460

Craig Thornton
Manager, Investor Relations
Tel: +44 (0)20 7315 6225

Virginia Porter
VP, Investor Relations and Assoc. General Counsel
Tel: +1 212 239 3581

Media:
Lesley Smith
Group Director Corporate and Public Affairs
Tel: +44 (0)1344 726945

Steve Double
Group Head of Media Communications
Tel: +44 (0)1344 726946
Mob: +44 (0)7917 067580

Cable & Wireless press office
Tel: 01344 818888

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to www.cw.com <http://www.cw.com>.

About M1

M1 is a mobile communications provider in Singapore offering a full range of mobile voice and data communications services as well as international call services to both mobile and fixed line customers.